Exhibit 21.1

Ranpak Holdings Corp.

List of Subsidiaries

December 31, 2020

Name of Subsidiary	Jurisdiction of Organization
Ranger Pledgor LLC	Delaware
Ranpak Corp.	Ohio
Kapnar Holdings BV	Netherlands
Ranpak BV	Netherlands
Ranpak CZ BV	Netherlands
Ranpak S.r.o.	Czech Republic
Ranpak KK	Japan
Ranpak Packaging Technology (Qingdao) Co. Ltd.	China
Ranpak Pte. Ltd.	Singapore
Ranpak Brasil Productos e Servicos de Embalagem Ltda.	Brazil